EXPENSE LIMITATION AGREEMENT

 This EXPENSE LIMITATION AGREEMENT (the “Agreement”), effective as of October 1, 2019, is entered into between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price U.S. Equity Research Fund, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of the T. Rowe Price U.S. Equity Research Fund (the “Fund”).

 WHEREAS, the Manager is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended;

 WHEREAS, the Fund is a series of the Corporation and is an open-end management investment company registered as such with the SEC under the Investment Company Act of 1940, as amended (the “1940 Act”);

 WHEREAS, the Corporation’s Articles of Incorporation authorizes the issuance of separate share classes of the Fund upon approval by the Corporation’s Board of Directors;

 WHEREAS, the Corporation’s Board of Directors has approved the issuance of classes of shares called the Advisor Class (the “Advisor Class”) and the R Class (the “R Class”);

 WHEREAS, pursuant to the Fund’s Investment Management Agreement with the Manager (the “Management Agreement”), the Fund pays the Manager a management fee for investment management services and bears the costs of its operating expenses with certain exceptions; and

 WHEREAS, the Corporation’s Board of Directors has determined that it is in the best interests of the Fund and the Advisor Class and R Class to enter into this Agreement.

 NOW, THEREFORE, the Manager and the Corporation, on behalf of the Fund, hereby agree as follows:

1. Advisor Class Expense Limitation.

The Manager agrees to waive or pay any of the Advisor Class’ operating expenses, including but not limited to management fees, but excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “Advisor Class Expenses”), or reimburse the Advisor Class for Advisor Class Expenses, to the extent Advisor Class Expenses exceed 0.97%, on an annualized basis, of the Advisor Class’ average daily net assets (hereinafter referred as the “Advisor Class Limitation”). Any Advisor Class Expenses waived or paid by the Manager pursuant to the Advisor Class Limitation are subject to reimbursement to the Manager by the Fund or Advisor Class whenever the Advisor Class Expenses are below 0.97%. However, no reimbursement will be made more than three years after the waiver or payment of Advisor Class Expenses by the Manager or if such reimbursement would result in the Fund’s Advisor Class Expenses exceeding 0.97%.

2. R Class Expense Limitation.

The Manager agrees to waive or pay any of the R Class’ operating expenses, including but not limited to management fees, but excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “R Class Expenses”), or reimburse the R Class for R Class Expenses, to the extent R Class Expenses exceed 1.31%, on an annualized basis, of the R Class’ average daily net assets (hereinafter referred as the “R Class Limitation”). Any R Class Expenses waived or paid by the Manager pursuant to the R Class Limitation are subject to reimbursement to the Manager by the Fund or R Class whenever the R Class Expenses are below 1.31%. However, no reimbursement will be made more than three years after the waiver or payment of R Class Expenses by the Manager or if such reimbursement would result in the Fund’s R Class Expenses exceeding 1.31%.

3. Amendment and Termination of Agreement.

This Agreement will continue with respect to the Fund at least through April 30, 2022 (the “Initial Termination Date”). Thereafter, this Agreement may continue for such period of time beyond the Initial Termination Date and for such limit on Advisor Class Expenses and/or R Class Expenses as the Manager may agree, provided that the Board of Directors of the Fund, including a majority of the directors who are not interested persons of the Fund or the Manager, approves such continuation and new Advisor Class Expenses and/or R Class Expenses expense limitation(s). This Agreement may be terminated at any time beyond the Initial Termination Date with approval by the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund or the Manager. This Agreement will terminate automatically upon termination of its Management Agreement. Amendment or termination of this Agreement does not require approval by shareholders of the Fund or its separate classes of shares.

 IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date stated in the preamble.

T. ROWE PRICE U.S. EQUITY RESEARCH FUND, INC.	T. ROWE PRICE ASSOCIATES, INC.
/s/Darrell N. Braman By: ____________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By: __________________________________ David Oestreicher Vice President

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/COF Expense Limit Agreement.docx